SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 3
                                       To
                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                            (Name of Subject Company)


                      SUTTER/JAMBOREE ACQUISITION FUND, LLC
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Robert Dixon                                   Paul J. Derenthal, Esq.
Sutter Capital Management, LLC.                Derenthal & Dannhauser
595 Market Street, Suite 2100                  One Post Street, Suite 575
San Francisco, California 94105                San Francisco, California  94104
(415) 777-2186                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

Calculation of Filing Fee

                  Transaction                          Amount of
                  Valuation*                           Filing Fee

                  $9,450,000                           $580

* For purposes of calculating the filing fee only. Assumes the purchase of 3,500 Units at a purchase price equal to $2,700 per Unit in cash. The amount of the fee reflects the total fee of $1,890 less the sum of $300 paid in connection with the initial filing of this Schedule for the purchase of 1,000 Units at a price of $1,500 per Unit, and the $1,310 paid in connection with Amendment No. 2 for the purchase of 3,500 Units at a price of $2,300 per Unit. The bidder's price has been increased as set forth herein.

This Amendment No. 3 to Schedule 14D1 hereby amends and modifies the Schedule filed by the above-named bidder on November 24, 1999 and amended as of December 30, 1999 and January 6, 2000. All information, terms and conditions of the Offer not expressly amended herein remain unchanged and in full force and effect. All capitalized terms used and not expressly defined herein are used as defined in the Schedule previously filed.

Item 1.      Security and Subject Company.

             (b) The Purchaser has increased the purchase price to $2,700 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 1999 and the Supplement thereto dated January 6, 2000 filed as part of this Schedule, and has extended the Expiration Date to January 28, 2000.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The total of funds required for consummation of the Offer is increased to $9,450,000.

Item 8.      Persons Retained, Employed or To Be Compensated.

             The bidder has engaged Georgeson Shareholder Communications, Inc. to contact Unitholders by telephone and notify them of its offer. Georgeson will receive a flat fee plus a payment for each call. No premium, commission or other incentive compensation will be paid based on the tender of any Units.

Item 11.     Material to be Filed as Exhibits.

             (a)(8)  Letter to Unitholders dated January 14, 2000

             (a)(9)  Press Release

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       January 14, 2000



SUTTER/JAMBOREE ACQUISITION FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager

                                  EXHIBIT INDEX


Exhibit              Description                                            Page

(a)(8)       Letter to Unitholders dated January 14, 2000

(a)(9)       Press Release